Material Change Report

Item 1.     Reporting Issuer

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2.     Date of Material Change

December 20, 2003

Item 3.     Press Release

The Press Release was issued on December 24, 2003, through the facilities of CCN Matthews. A copy of the Press Release was filed via SEDAR on December 24, 2003.

Item 4.     Summary of Material Change

Medicure Inc. (“Medicure”) received $14,578,750 from the exercise of common share purchase warrants (the “Warrants”) and agents’ compensation units (the “Agents’ Units”) which were part of Medicure’s public offering that closed on December 20, 2001.

Item 5.     Full Description of Material Change

Investors exercised 99% of Medicure’s Warrants and Agents’ Units for proceeds of $14,578,750. The Warrants and Agents’ Units, both of which expired on December 20, 2003, were part of Medicure’s public offering that closed on December 20, 2001.

Each Warrant entitled the holder to acquire, on or before December 20, 2003, one common share upon payment of an exercise price of $0.81 per share. A total of 16,813,272 Warrants were exercised.

Each Agents’ Unit consisted of one common share and one common share purchase warrant. A total of 1,538,461 Units were exercised at a price of $0.65.

Item 6.     Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.     Omitted Information

No information has been omitted in respect to the material change.

Item 8.      Senior Officer

Derek Reimer, Chief Financial Officer – 1-888-435-2220.

Item 9.    Statement of Signing Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at this 29th day of December, 2003.

MEDICURE INC.

By: “Derek Reimer”
Derek Reimer, Chief Financial Officer